1003 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3
Tel: 604-669-4701 / Fax: 604-669-4705 www.polymetmining.com
ADVANCING TO PRODUCTION
6500 County Road 666, Hoyt Lakes, MN 55750-0475
Tel: 218-225-4417 / Fax: 218-225-4429

TSX: POM, NYSE Amex: PLM

NEWS RELEASE	2009-14

POLYMET MINING SELLS US$25 MILLION OF COMMON SHARES TO GLENCORE

Hoyt Lakes, Minnesota, November 17, 2009 - PolyMet Mining Corp. (TSX: POM; NYSE AMEX: PLM) (“PolyMet” or the “Company”) announced today that it has entered into a definitive agreement with Glencore A.G. (“Glencore”) to sell 9,433,962 common shares of the Company at US$2.65 per share gross proceeds of US$25 million, before deducting estimated offering expenses. Closing and funding are expected to occur in two transactions - US$10 million on November 23, 2009 and US$15 million on or before January 29, 2010, subject, in each case, to customary closing conditions.

The common shares are being offered directly by the Company pursuant to an effective shelf registration statement previously filed with the Securities Exchange Commission and a final short form base shelf prospectus and prospectus supplement filed with the securities commissions in each of British Columbia, Alberta and Ontario. The Company anticipates that the net proceeds from the offering will be used, upon receipt of permits, for construction of the NorthMet copper-nickel-precious metals mine, related modifications and refurbishment of the Erie Plant, and general corporate purposes.

Copies of the United States prospectus supplement and accompanying base prospectus relating to the offering will be available from the Securities Exchange Commission website at http://www.sec.gov, and copies of the Canadian prospectus supplement and accompanying base shelf prospectus relating to the offering will be available from the Canadian Securities Administrators website at http://www.sedar.com, or from the Company at 1003 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3, Attention: Corporate Secretary.

This press release does not and shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities, nor shall there by any sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration of qualification under the securities laws of any state of jurisdiction.

* * * * *

About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet Mining Corp. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately one million man hours of construction labor and create at least 400 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

About Glencore
Glencore International AG, based in Baar, Switzerland, is a leading privately held, diversified natural resources company with worldwide activities in the smelting, refining, mining, processing, purchasing, selling and marketing of metals and minerals, energy products and agricultural products. Glencore AG, which maintains offices in Stamford, Connecticut, is a subsidiary of Glencore International AG.

POLYMET MINING CORP.

Per:	“Joe Scipioni”
Joe Scipioni, President

For further information, please contact:

Investors/Corporate	Media
Douglas Newby	LaTisha Gietzen
Chief Financial Officer	VP Public, Governmental and Environmental Affairs
+1 (646) 879-5970	+1 (218) 225-4417
dnewby@polymetmining.com	lgietzen@polymetmining.com

or:

Marc Ocskay
Glencore International AG
Tel: +41 41 709 2000
Fax: +41 41 709 3000
info@glencore.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding our beliefs related to the expected proceeds and closing of the registered direct offering, exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, actions by government authorities, including changes in government regulation, the market price of natural resources, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2009 and in our other filings with Canadian securities authorities and the Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the six months ended July 31, 2009 for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.